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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       ELECTRONIC SENSOR TECHNOLOGY, INC.
                       ----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   285835 10 4
                                 ---------------
                                 (CUSIP Number)

                                   Philip Yee
                Secretary, Treasurer and Chief Financial Officer
                       Electronic Sensor Technology, Inc.
                           1077 Business Center Circle
                         Newbury Park, California 91320
                                 (805) 480-1994
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                               Neil W. Rust, Esq.
                                White & Case LLP
                        633 West Fifth Street, Suite 1900
                          Los Angeles, California 90071
                                 (213) 620-7700

                                December 29, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No. 285835 10 4

----------------------------------------------------
1     NAME OF REPORTING PERSON                       L&G Resources (1994), Inc.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
----------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A
      GROUP                                                          (a) [X](1)
                                                                     (b) [ ]
----------------------------------------------------
3     SEC USE ONLY
----------------------------------------------------
4     SOURCE OF FUNDS                                                        OO
----------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
----------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

    NUMBER OF   ------------------------------------
     SHARES      7    SOLE VOTING POWER                                       0
  BENEFICIALLY        ------------------------------
    OWNED BY     8    SHARED VOTING POWER                          9,948,801(2)
       THE            ------------------------------
    REPORTING    9    SOLE DISPOSITIVE POWER                                  0
   PERSON WITH        ------------------------------
                 10   SHARED DISPOSITIVE POWER                     9,948,801(2)
                      ------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE
      REPORTING PERSON                                             9,948,801(2)
----------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                               [ ]
----------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN
      ROW (11)                                                        18.26%(3)
----------------------------------------------------
14    TYPE OF REPORTING PERSON                                               CO
----------------------------------------------------

(1) L&G Resources (1994), Inc. forms part of a group with Land & General Berhad (parent company of L&G Resources (1994), Inc.). Mike Krishnan may be deemed to be a part of such group by virtue of his position as President of L&G Resources (1994), Inc. and Managing Director of Land & General Berhad. Mr. Krishnan expressly disclaims beneficial ownership and membership in a "group" as defined in section 13(d) of the Act, as Mr. Krishnan is one of six directors on the Board of Directors of Land & General Berhad and the Board of Directors of Land & General Berhad makes the ultimate voting and investment decisions with respect to the 9,948,801 shares of Electronic Sensor Technology, Inc.'s common stock, par value $0.001 per share (the "Common Stock") described herein.

(2) Includes 9,632,534 shares of Common Stock and 316,267 shares of Common Stock underlying a warrant exercisable within 60 days of December 29, 2006.

(3) This percentage is calculated based upon the total amount of outstanding shares of Common Stock beneficially owned by L&G Resources (1994), Inc., including shares of Common Stock that L&G Resources (1994), Inc. has the right to acquire within 60 days pursuant to a warrant, divided by 54,173,745, which represents the total number of shares of Common Stock issued and outstanding as of December 29, 2006, plus the shares of Common Stock that L&G Resources (1994), Inc. has the right to acquire within 60 days pursuant to a warrant.

CUSIP No. 285835 10 4

--------------------------------------------------------
1     NAME OF REPORTING PERSON                            Land & General Berhad

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X](1)
                                                                     (b) [ ]
--------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------
4     SOURCE OF FUNDS                                                        OO
--------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
--------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                             Malaysia

    NUMBER OF   ----------------------------------------
     SHARES      7    SOLE VOTING POWER                                       0
  BENEFICIALLY        ----------------------------------
    OWNED BY     8    SHARED VOTING POWER                          9,948,801(2)
       THE            ----------------------------------
    REPORTING    9    SOLE DISPOSITIVE POWER                                  0
   PERSON WITH        ----------------------------------
                 10   SHARED DISPOSITIVE POWER                     9,948,801(2)
                      ----------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE
      REPORTING PERSON                                             9,948,801(2)
--------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                               [ ]
--------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              18.26%(3)
--------------------------------------------------------
14    TYPE OF REPORTING PERSON                                               CO
--------------------------------------------------------
(1) Land & General Berhad forms part of a group with L&G Resources (1994), Inc. (a subsidiary of Land & General Berhad). Mike Krishnan may be deemed to be a part of such group by virtue of his position as President of L&G Resources (1994), Inc. and Managing Director of Land & General Berhad. Mr. Krishnan expressly disclaims beneficial ownership and membership in a "group" as defined in section 13(d) of the Act, as Mr. Krishnan is one of six directors on the Board of Directors of Land & General Berhad and the Board of Directors of Land & General Berhad makes the ultimate voting and investment decisions with respect to the 9,948,801 shares of Common Stock described herein.

(2) Includes 9,632,534 shares of Common Stock and 316,267 shares of Common Stock underlying a warrant exercisable within 60 days of December 29, 2006.

(3) This percentage is calculated based upon the total amount of outstanding shares of Common Stock beneficially owned by L&G Resources (1994), Inc. and Land & General Berhad, including shares of Common Stock that L&G Resources
     (1994), Inc. and Land & General Berhad have the right to acquire within 60 days pursuant to a warrant, divided by 54,173,745, which represents the total number of shares of Common Stock issued and outstanding as of December 29, 2006, plus the shares of Common Stock that L&G Resources
     (1994), Inc. and Land & General Berhad have the right to acquire within 60 days pursuant to a warrant.

CUSIP No. 285835 10 4

----------------------------------------------------------------
1     NAME OF REPORTING PERSON                                    Mike Krishnan

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                     (b) [X](1)
----------------------------------------------------------------
3     SEC USE ONLY
----------------------------------------------------------------
4     SOURCE OF FUNDS                                                        OO
----------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
----------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                             Malaysia

    NUMBER OF   ------------------------------------------------
     SHARES      7    SOLE VOTING POWER                                       0
  BENEFICIALLY        ------------------------------------------
    OWNED BY     8    SHARED VOTING POWER                                  0(1)
       THE            ------------------------------------------
    REPORTING    9    SOLE DISPOSITIVE POWER                                  0
   PERSON WITH        ------------------------------------------
                 10   SHARED DISPOSITIVE POWER                             0(1)
                      ------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE
      REPORTING PERSON                                                     0(1)
----------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                            [X](1)
----------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0%
----------------------------------------------------------------
14    TYPE OF REPORTING PERSON                                               IN
----------------------------------------------------------------
(1) Beneficial ownership of the shares of Common Stock referred to herein is being reported solely because Mr. Krishnan may be deemed to have beneficial ownership of such shares as a result of Mr. Krishnan's position as Managing Director of Land & General Berhad and President of L&G Resources (1994), Inc., a wholly owned subsidiary of Land & General Berhad. Mr. Krishnan is one of six directors on the Board of Directors of Land & General Berhad and the Board of Directors of Land & General Berhad makes the ultimate voting and investment decisions with respect to the 9,948,801 shares of Common Stock. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Krishnan that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. In addition, Mr. Krishnan expressly disclaims membership in a "group," as defined in Section 13(d) of the Act.

ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Electronic Sensor Technology, Inc., a Nevada corporation ("Issuer"), held by the persons identified herein. The address of the principal executive office of Issuer is 1077 Business Center Circle, Newbury Park, California 91320.

ITEM 2.  IDENTITY AND BACKGROUND

     This Schedule 13D is filed jointly by L&G Resources (1994), Inc., a Delaware corporation ("L&G Resources"), Land & General Berhad, a Malaysian corporation ("Land & General Berhad") and Mike Krishnan, a Malaysian citizen (L&G Resources, Land & General Berhad and Mr. Krishnan are each sometimes referred to herein as "Reporting Person" and are collectively referred to herein as the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the transaction described in Item 3 of this Schedule 13D and thus are eligible to make a joint filing under Rule 13d-1(k) promulgated under the Act. Attached hereto as Exhibit 99.1, and incorporated herein by reference, is a Joint Filing Agreement among Reporting Persons indicating that this statement is filed on behalf of each of such Reporting Persons.

     Mr. Krishnan's principal occupation is Managing Director of Land & General Berhad, which is listed on the Bursa Malaysia. Mr. Krishnan currently serves as a director of Issuer. Mr. Krishnan has served as a director of Issuer since February 21, 2005. Mr. Krishnan has been President of L&G Resources since August 2003. He has served as Managing Director of Land & General Berhad since September 2001. Mr. Krishnan also served as the executive director of Antah Holdings Berhad from April 1990 to October 2000. Mr. Krishnan does not serve as a director of any other publicly reporting company in the United States.

     L&G Resources and Land & General Berhad are investment holding companies, and Land & General Berhad has subsidiaries engaging in property development, property management and education services in Malaysia and Australia. The address of the principal business office of each of L&G Resources, Land & General Berhad and Mr. Krishnan is 7 Persiaran Dagang, Bandar Sri Damansara, Kuala Lumpur, Malaysia 52200.

     None of the Reporting Persons, nor to the best knowledge of the Reporting Persons have, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Issuer was incorporated under the laws of the state of Nevada as Bluestone Ventures Inc. ("Bluestone") on July 12, 2000. Issuer changed its name to Electronic Sensor Technology, Inc. on January 26, 2005 in connection with the acquisition by merger of the parent companies of Electronic Sensor Technology, L.P. (the acquisition, as more fully described below, referred to herein as the "Transaction").

     On February 1, 2005, pursuant to the terms of an Agreement and Plan of Merger by and among Issuer, Amerasia Technology, Inc. ("Amerasia Technology") holder of approximately 55% of the partnership interests of Electronic Sensor Technology, L.P., L&G Sensor Technology, Inc. ("L&G Sensor Technology") holder of approximately 45% of the partnership interests of Electronic Sensor Technology, L.P., Amerasia Acquisition Corp., a wholly-owned subsidiary of Issuer, and L&G Acquisition Corp., a wholly-owned subsidiary of Issuer, Issuer acquired 100% of the outstanding equity partnership interests of Electronic Sensor Technology, L.P. Under the Agreement and Plan of Merger:

     (i) Amerasia Technology merged with and into Amerasia Acquisition Corp. such that it became a wholly-owned subsidiary of Issuer;

     (ii) L&G Sensor Technology merged with and into L&G Acquisition Corp. such that L&G Sensor Technology became a wholly-owned subsidiary of Issuer;

     (iii) as a result of the mergers of (i) and (ii), Issuer indirectly acquired the partnership interests of Electronic Sensor Technology, L.P.; and

     (iv) Issuer issued 20,000,000 shares of its Common Stock to the shareholders of Amerasia Technology and L&G Sensor Technology.

     Prior to the Transaction, L&G Resources was the sole shareholder of L&G Sensor Technology. Pursuant to the Agreement and Plan of Merger, L&G Sensor Resources had the right to receive 9,000,000 shares of Bluestone common stock in exchange for its shares of L&G Sensor Technology and such shares were issued to L&G Resources in the Transaction.

     Prior to the Transaction, Electronic Sensor Technology, L.P. entered into Debt Conversion Agreements with holders of its outstanding debt, including L&G Sensor Technology. Pursuant to the Debt Conversion Agreement with L&G Sensor Technology, Electronic Sensor Technology, L.P. agreed to convert $632,534 of debt into the right to receive 632,534 shares of Bluestone common stock and warrants to purchase 316,267 shares of Bluestone common stock at $1.00 per share, exercisable only if the trading price of such stock is at least $1.50 per share. Following the Transaction, Issuer issued such common stock and warrants to the former debtholders of Electronic Sensor Technology, L.P., of which L&G Resources received (i) 632,534 shares of Common Stock and (ii) and a warrant to purchase 316,267 shares of Common Stock, which L&G Sensor Technology distributed to L&G Resources as its sole shareholder.

     The summary descriptions contained in this Schedule 13D of the Agreement and Plan of Merger and other related agreements and documents do not purport to be complete and are qualified in their entirety by reference to the complete texts of such agreements and documents listed in Item 6 and incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Persons engaged in the Transaction (as described in Item 3 above) based on the belief that the transaction would, among other things, (a) provide the Issuer's business with increased access to capital, (b) enhance the competitive position of the Issuer's business and (c) allow the Issuer's business to expand its research and development, product commercialization and manufacturing efforts.

     None of the Reporting Persons have any plans or proposals of the types set forth in clauses (a) through (j), inclusive, of the instructions to Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a), (b) There were 54,173,745 shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding as of the close of business on December 29, 2006. Each shareholder is entitled to one vote for each share of Common Stock on all matters submitted to a shareholder vote. As of the date hereof, L&G Resources has beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and shared power to vote and shared dispositive power over 9,632,534 shares of Common Stock and 316,267 shares of Common Stock underlying a warrant, which in the aggregate represent approximately 18.26% of the shares of Common Stock deemed to be issued and outstanding as of December 29, 2006, taking into account the total amount of outstanding shares of Common Stock beneficially owned by L&G Resources, including shares of Common Stock that L&G Resources has the right to acquire within 60 days pursuant to a warrant, divided by 54,173,745, plus the shares of Common Stock that L&G Resources has the right to acquire within 60 days pursuant to a warrant. Beneficial and percentage ownership by each of the Reporting Persons of Common Stock, and voting power held by each Reporting Person, reported in this Item 5 is based on the foregoing and is limited to the number of shares of Common Stock such Reporting Person may acquire within 60 days of December 29, 2006.

     Land & General Berhad, as parent company of L&G Resources, beneficially owns 9,632,534 shares of Common Stock and 316,267 shares of Common Stock underlying a warrant exercisable within 60 days of December 29, 2006, which in the aggregate, represent approximately 18.26% of the Common Stock deemed issued and outstanding as of December 29, 2006. Land & General Berhad and L&G Resources share voting and dispositive power with respect to the 9,632,534 shares of Common Stock and 316,267 shares of Common Stock underlying the warrant and exercisable within 60 days of December 29, 2006. The Board of Directors of Land & General Berhad makes the ultimate voting and investment decisions with respect to the 9,948,801 shares of Common Stock.

     Beneficial ownership of the shares of Common Stock referred to herein is being reported by Mr. Krishnan solely because Mr. Krishnan may be deemed to have beneficial ownership of such shares as a result of Mr. Krishnan's position as Managing Director of Land & General Berhad and President of L&G Resources, which is a wholly owned subsidiary of Land & General Berhad. Mr. Krishnan is one of six directors on the Board of Directors of Land & General Berhad and the Board of Directors of Land & General Berhad makes the ultimate voting and investment decisions with respect to the 9,948,801 shares of Common Stock. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Krishnan that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. In addition, Mr. Krishnan expressly disclaims membership in a "group," as defined in Section 13(d) of the Act.

     (c) None of the Reporting Persons has effected any transaction in the Issuer's securities in the last 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Mr. Krishnan serves as the President of L&G Resources and the Managing Director of Land & General Berhad, which is the parent company of L&G Resources.

     As part of the Transaction, L&G Resources entered into or approved the following agreements:

     (a) Agreement and Plan of Merger, dated as of January 31, 2005, by and among Bluestone Ventures Inc., Amerasia Acquisition Corp., L&G Acquisition Corp., Amerasia Technology Inc., and L&G Sensor Technology, Inc. (incorporated by reference from Exhibit 10.1 of Issuer's Form 8-K filed on February 7, 2005), the form of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

     (b) Debt Conversion Agreement, dated January 22, 2005, between Electronic Sensor Technology, L.P. and L&G Sensor Technology, Inc., attached hereto as
Exhibit 99.3 and incorporated herein by reference, pursuant to which the debt owed by Electronic Sensor Technology, L.P. to L&G Sensor Technology was converted into the right to receive securities of Bluestone.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 24.1   Power of Attorney for L&G Resources (1994), Inc.

Exhibit 24.2   Power of Attorney for Land & General Berhad.

Exhibit 24.3   Power of Attorney for Mike Krishnan.

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons, dated as of January 8, 2007.

Exhibit 99.2 Form of Agreement and Plan of Merger, dated as of January 31, 2005, by and among Bluestone Ventures Inc., Amerasia Acquisition Corp., L&G Acquisition Corp., Amerasia Technology Inc., and L&G Sensor Technology, Inc. (incorporated by reference from
               Exhibit 10.1 of Issuer's Form 8-K filed on February 7, 2005).

Exhibit 99.3 Debt Conversion Agreement, dated January 22, 2005, between Electronic Sensor Technology, L.P. and L&G Sensor Technology, Inc.

                                  *     *     *

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 8, 2007                  LAND & GENERAL BERHAD


                                       /s/ Philip Yee
                                       -----------------------------------------
                                       Name: Philip Yee
                                       Title: Attorney-in-Fact


Date: January 8, 2007                  L&G RESOURCES (1994), INC.


                                       /s/ Philip Yee
                                       -----------------------------------------
                                       Name: Philip Yee
                                       Title: Attorney-in-Fact


                                       /s/ Philip Yee
Date: January 8, 2007                  -----------------------------------------
                                       Name: Philip Yee
                                       Title: Attorney-in-Fact for Mike Krishnan

                                INDEX TO EXHIBITS

Exhibit        Description
------------   ----------------------------------------------------------------
Exhibit 24.1   Power of Attorney for L&G Resources (1994), Inc.

Exhibit 24.2   Power of Attorney for Land & General Berhad.

Exhibit 24.3   Power of Attorney for Mike Krishnan.

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons, dated as of January 8, 2007.

Exhibit 99.2 Form of Agreement and Plan of Merger, dated as of January 31, 2005, by and among Bluestone Ventures Inc., Amerasia Acquisition Corp., L&G Acquisition Corp., Amerasia Technology Inc., and L&G Sensor Technology, Inc. (incorporated by reference from
               Exhibit 10.1 of Issuer's Form 8-K filed on February 7, 2005).

Exhibit 99.3 Debt Conversion Agreement, dated January 22, 2005, between Electronic Sensor Technology, L.P. and L&G Sensor Technology, Inc.